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                                                                Exhibit 8

                                    April 10, 1998


Hudson Chartered Bancorp, Inc.
20 Mill Street
Rhinebeck, New York  12572

Progressive Bank, Inc.
1301 Route 52
Fishkill, New York 12524

Ladies and Gentlemen:

     You have requested our opinion as to the material federal income tax consequences of the proposed merger (the "Merger") of Progressive Bank, Inc. ("Progressive") with and into Hudson Chartered Bancorp, Inc. ("Hudson Chartered") under the name of Premier National Bancorp, Inc. (the corporation surviving the Merger is referred to as "Continuing Corporation").

     In preparing our opinion, you have directed us to assume that (1) the Merger and certain related transactions will be consummated in accordance with the terms, conditions and other provisions of (a) the Agreement and Plan of Reorganization by and among Hudson Chartered Bancorp, Inc., First National Bank of the Hudson Valley ("Hudson Valley"), Progressive Bank, Inc., and Pawling Savings Bank ("Pawling"), dated as of December 16, 1997 (the "Reorganization Agreement"), (b) the Plan of Merger between Progressive Bank, Inc. and Hudson Chartered Bancorp, Inc., dated December 16, 1997 (the "Plan of Merger"), (c) the Agreement and Plan of Merger between Pawlings Savings Bank and First National Bank of the Hudson Valley, dated December 16, 1997 (the "Bank Merger


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Agreement"), (d) the Progressive Option Agreement,(1) and (e) the Hudson
Chartered Option Agreement, and (2) all of the factual information, descriptions, representations and assumptions set forth or referred to (a) in this letter (an advance copy of which has been provided to you), (b) in the documents described in clause (1) of this paragraph (the "Agreements"), (c) in letters to us from Hudson Chartered dated April 10, 1998, and from Progressive dated April 10, 1998 (the "Letters"), (d) in the Proxy Statement of Hudson Chartered prepared in connection with the Merger (the "Hudson Chartered Proxy Statement"), and (e) in the Proxy Statement/Prospectus of Progressive and Hudson Chartered, respectively, prepared in connection with the Merger (the "Proxy Statement/Prospectus"), are accurate and complete and will be accurate and complete at the Effective Date.

     We have not independently verified any factual matters relating to the Merger in connection with or apart from our preparation of this opinion. Accordingly, our opinion does not take into account any matters not set forth herein which might have been disclosed by independent verification.

                                  OPINION

     Assuming that the Merger is consummated in accordance with the terms and conditions set forth in the Agreements and based on the facts set forth or referred to in the Letters and this letter (an advance copy of which has been provided to you), including all assumptions and representations in any such documents, and subject to the qualifications and other matters set forth herein, it is our opinion that for federal income tax purposes --

           1. The Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

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(1)  Terms not otherwise defined in this letter shall have the meanings assigned to them in the Reorganization Agreement.


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           2.  Except for cash received in lieu of fractional share
               interests, holders of Progressive Common Stock who receive solely Continuing Corporation Common Stock in exchange for their shares of Progressive Common Stock in the Merger will not recognize gain or loss.

           3. The basis of Continuing Corporation Common Stock received in the Merger will be the same as the basis of Progressive Common Stock for which it was exchanged, reduced by any amount allocable to a fractional share interest for which cash is received.

           4. The holding period of the shares of Continuing Corporation Common Stock will include the holding period of the Progressive Common Stock for which it is exchanged, provided that such Progressive Common Stock was held as a capital asset at the Effective Date.

     This opinion may not be applicable to Progressive shareholders who receive their shares of Continuing Corporation Common Stock pursuant to the exercise of employee stock options or otherwise as compensation or who are not citizens or residents of the United States.

     Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion, and you must judge whether the matters addressed herein are sufficient for your purposes. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.

     Our opinion is based on the understanding that the relevant facts are, and will be at the Effective Date, as set forth or referred to in this letter. If this understanding is incorrect or incomplete in any respect,


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our opinion could be affected.

     Our opinion is also based on the Code, Treasury Regulations, case law, and Internal Revenue Service rulings as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such change, our opinion would not be different. Moreover, our opinion is not binding on the Internal Revenue Service or the courts. We undertake no responsibility to update or supplement our opinion.

     We hereby consent to the filing with the Securities and Exchange Commission of this opinion as an exhibit to the Registration Statement on Form S-4 and to the reference to our firm under the heading "PROPOSED MERGER
- Federal Income Tax Consequences" in the Proxy Statement/Prospectus contained therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                              Very truly yours,

                              /s/ Arnold & Porter

                              ARNOLD & PORTER